Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Hatteras Alternative Mutual Funds Trust:

We consent to the use of our report dated March 1, 2011, incorporated by reference herein, for Hatteras Alpha Hedged Strategies Fund a series of the Hatteras Alternative Mutual Funds Trust, and to the references to our Firm under the heading “Financial Highlights” in the Prospectuses, where applicable. We consent to the references to our Firm under the heading “Independent Registered Public Accounting Firm” in the Statement of Additional Information for the Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Equity Fund, Hatteras Long/Short Debt Fund and Hatteras Hedged Strategies Fund.

/s/ KPMG LLP

Milwaukee, WI
September 29, 2011